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                                                              Page 1 of 13 Pages
                                                Exhibit Index Appears on Page 12

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3*)*

                          AIRGAS, INC.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                            009363102
                         (CUSIP Number)

                     Mr. Thomas W. Smith
                     323 Railroad Avenue
                     Greenwich, CT  06830
                         203-661-1200
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                              N/A
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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*See Preliminary Note

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CUSIP No. 009363102                                           Page 2 of 13 Pages

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas W. Smith


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00 (Funds of Managed Accounts)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               7    SOLE VOTING POWER
NUMBER OF           -0-
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            1,847,800
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              -0-
WITH
               10   SHARED DISPOSITIVE POWER
                    1,847,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,847,800


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.96%

14   TYPE OF REPORTING PERSON*

     IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 009363102                                           Page 3 of 13 Pages

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edward J. McAree


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00 (funds of Managed Accounts), PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               7    SOLE VOTING POWER
NUMBER OF           1,200
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            1,847,800
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              1,200
WITH

               10   SHARED DISPOSITIVE POWER
                    1,847,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,849,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.96%

14   TYPE OF REPORTING PERSON*

     IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 009363102                                           Page 4 of 13 Pages

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas N. Tryforos


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00 (Funds of Managed Accounts), PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               7    SOLE VOTING POWER
NUMBER OF           396
SHARES

BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            1,847,800
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              396
WITH
               10   SHARED DISPOSITIVE POWER
                    1,847,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,848,196

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.96%

14   TYPE OF REPORTING PERSON*

     IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                              Page 5 of 13 Pages

                               Preliminary Note

          This Statement constitutes Amendment No. 3 to the Schedule 13D filed by Mr. Thomas W. Smith on January 16, 1992, as amended by Amendment No. 1 filed on February 5, 1992 and Amendment No. 2 filed on March 27, 1992. This Statement also constitutes Amendment No. 2 to the Schedule 13D filed by Mr. Edward J. McAree and Mr. Thomas N. Tryforos on February 5, 1992, as amended by Amendment No. 1 filed on March 27, 1992.

          Items 1, 3, 4, 5 and 7 are hereby amended as set forth below. For purposes of the EDGAR filing, Items 2 and 6 are restated.

                -----------------------------------------------

Item 1.   Security and Issuer.

          [Item 1 is hereby amended so that, as amended, it shall read in its entirety as follows:]

          This statement relates to the common stock, $.01 par value (the "Common Stock") of Airgas, Inc., a Delaware corporation whose principal executive offices are located at 5 Radnor Corporate Center, Suite 550, 100 Matsonford Road, Radnor, PA 19087-4579.

Item 2.   Identity and Background.


               (a) - (f) This statement is filed jointly by Thomas W. Smith, Edward J. McAree and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad

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                                                              Page 6 of 13 Pages

Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that any two or more of the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

          An aggregate of $12,749,421 of the funds of the Managed Accounts (as hereinafter defined), $6,997 of the personal funds of Mr. McAree and $2,534 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.

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                                                              Page 7 of 13 Pages

Item 4.   Purpose of Transaction.

          [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

          As set forth in Item 5, each of the Reporting Persons beneficially owns 1,847,800 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner and an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which each of the Reporting Persons is a trustee). In addition, Mr. McAree owns 1,200 shares of Common Stock for his own account and Mr. Tryforos owns 396 shares for his own account (collectively, the "Personal Shares"). Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts; and Mr. McAree and Mr. Tryforos have acquired their Personal Shares for investment purposes. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed

Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, none of the

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                                                              Page 8 of 13 Pages

Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

          (a) The aggregate number and percentage (based upon information included in the Form 10-K filed by the issuer for the year ended March 31, 1994 that 31,023,619 shares of Common Stock were outstanding as of May 2, 1994) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 1,847,800 shares (5.96%); Mr. McAree -- 1,849,000 shares (5.96%); Mr. Tryforos -- 1,848,196 shares (5.96%). All of such shares are held in the Managed Accounts, except for the Personal Shares.

          (b) Mr. McAree and Mr. Tryforos have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 1,200 shares and 396 shares, respectively. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,847,800 shares of Common Stock.

          (c) During the 60 days preceding the date hereof, the Reporting Persons sold an aggregate of 15,000 shares of

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                                                              Page 9 of 13 Pages

Common Stock on behalf of the Managed Accounts on July 6, 1994 at a price per share of $27.00 in open market transactions on the New York Stock Exchange.

          (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

          (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

          [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

          1.   Agreement relating to the joint filing of Amendment No. 1 to
Schedule 13D dated February 3, 1992, as required by Rule 13d-1(f).

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                                                             Page 10 of 13 Pages

          2.   Agreement relating to the joint filing of Amendment No. 2 to
Schedule 13D dated March 25, 1992, as required by Rule 13d-1(f).

          3.   Agreement relating to the joint filing of Amendment No. 3 to
Schedule 13D dated July 11, 1994, as required by Rule 13d-1(f).

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                                                             Page 11 of 13 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11  , 1994

                                       /s/ Thomas W. Smith
                                   ------------------------------
                                       Thomas W. Smith

                                       /s/ Edward J. McAree
                                   ------------------------------
                                       Edward J. McAree

                                       /s/ Thomas N. Tryforos
                                   ------------------------------
                                       Thomas N. Tryforos

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                                                             Page 12 of 13 Pages

                                 Exhibit Index

                                             Sequentially
Document                                     Numbered Page
- ------------------------------------------   -------------

1.   Agreement relating to the joint
     filing of Statement dated February 3,
     1992 as required by Rule 13d-1(f).           *


2.   Agreement relating to the joint
     filing of Amendment No. 2 to
     Schedule 13D dated March 25, 1992
     as required by Rule 13d-1(f).                *

3.   Agreement relating to the joint
     filing of Amendment No. 3 to
     Schedule 13D dated July 11, 1994
     as required by Rule 13d-1(f).               13

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*Previously filed